Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September, 2014

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Board of Directors Minutes
2.	Code of Ethics

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company
CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (05/2014)

Date, Time and Location:
September 17th, 2014, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343 – 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, duly signed.

Decisions:

1.	The members of the Board of Directors were updated on strategic and expansion projects of the Company.

2.	The Board of Directors approved the new Code of Ethics of the Company, in accordance with Annex I.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Paulo Vieira Belotti

Pedro Wongtschowski

Renato Ochman

Annex I

Code of Ethics

Code of Ethics – Ultra

▪	Ethics in management

- Equality, transparency, and accountability

- Compliance with the Laws

- Sustainable development

▪	Ethics in relationships

- Shareholders and investors

- Employees

- Clients and consumers

- Resellers

- Business partners (suppliers, representatives, and other partners)

- Competitors

- Media

- Public Agents

▪	Ethics in the work environment

- Professional excellence

- Conflicts of interest

- Improper advantages or benefits

- Security of the company’s information and resources

- Gifts and presents

- External activities

- Personal relationship with clients, suppliers, resellers, and business partners

▪	Management of the Code of Ethics

- Conduct Committee

- In case of doubts

- Ethics and Reporting Hotline

- Violation of the Code of Ethics

Ethics in management

Ultra is a multi-business company committed with efficiency, efficacy, and the best management practices. We highlight below the best practices that drive our conduct:

▪	Equality, transparency, and accountability

Equality, transparency, and accountability are inherent commitments to our organization. Such practices increase the trust in our organization. As a result, it generates an environment that is more favorable to businesses and projects. Therefore:

▪	We treat all of our stakeholders in a fair and equal manner and we disapprove any act of prejudice or improper benefit to any person or company.

▪
We adopt procedures intended to ensure that our stakeholders are duly informed about the relevant aspects of our activities, and we deploy our best efforts to ensure that our communication and information are truthful, clear, adequate, and timely.

▪	We care about the consequences of our acts and we assess the effects of our actions towards third parties and ourselves before taking any action.

▪	Compliance with the laws

We respect the laws, regulations, and standards because we are aware that they provide the base for all people and companies to live in a fair and prosperous society. Therefore:

▪
We adopt corporate policies and practices for financial control, auditing, internal controls, information security, and anti-corruption controls intended to monitor the compliance with regulations, as well as to prevent and inhibit illicit, criminal, or immoral acts (such as corruption, bribes, fraud, traffic of influence, improper exchange of favors, money laundering, or crimes against the economic order).

▪	We follow the ethics and self-regulation standards of corporate and professional associations in which we participate.

▪	Sustainable development

We do our businesses with responsibility, integrity, and care, always seeking to ensure the soundness and longevity of Ultra. We follow this guideline always in accordance with the principles of social development and environmental preservation.

Ethics in relationships

We maintain a high level of credibility and good reputation built along many decades with our stakeholders. We are honest and loyal in these relationships. We seek to promote the following practices:

▪	Shareholders and investors

▪	We adopt policies and practices to ensure the alignment of the interests of shareholders, investors, managers, and Ultra.

▪	We monitor the occurrence of any occasional conflicts of interest and we treat them with impartiality.

▪	We adopt policies for securities trading and disclosure of information to the capital market intended to prevent improper advantages and promote the informed trading of securities.

▪
We adopt communication practices in a frequent, timely, and equal manner with analysts, investors, and all other stakeholders in order to keep them informed and to make our activities, businesses, and results clear to them.

▪	Employees

▪	We adopt policies and practices to ensure respectful, healthy, and motivating working conditions to our employees.

▪	We encourage the respect to diversity and human rights.

▪
We promote human and professional development of our employees. We encourage meritocracy. We encourage and promote people according to their performance and their behavior in accordance with the interests of our organization.

▪	We respect the right to the free association with labor unions and we comply with conventions and collective agreements.

▪	We promote the prevention and combat actions and we do not tolerate any type of:

o	Disrespect (harassment, offense, prejudice, discrimination, etc.) in the work place.

o	Unworthy work (such as forced, child, slavery work) in the work place.

▪	Clients and consumers

▪	Our objective is to identify and satisfy the needs and desires of our clients and consumers.

▪	We adopt practices to identify needs, expectations, and opinions of our clients and consumers aiming at the improvement of the offerings and services we provide.

▪	We do not use any marketing, publicity, or sales strategy that may deceive our clients our counterparts regarding the quality, purpose, and price of our products or services.

▪	Resellers

▪	In the partnerships with our resellers, we expect the continuation of our values and business practices.

▪	We work in a way that allows our resellers to follow the principles described in this code.

▪	Business partners (suppliers, representatives, and other partners)

▪	We maintain relationships based in the principles of partnership and commitment with our business partners.

▪	We select the best-qualified business partners that are able to offer an adequate cost-benefit ratio.

▪
We maintain recruiting policies and practices that ensure transparent, honest, and fair processes for all parties involved, and that would never favor a specific supplier, partner, or representative at the expense of others.

▪	We pursue the compliance of our business partners with the principles described herein.

▪	Competitors

▪	We defend the principles of free competition. We do not practice any act of disloyal competition.

▪	We respect the reputation of our competitors.

▪	We do not constitute or participate in cartels. We do not make commercial agreements with competitors in order to arrange prices, divide clients, or limit the competition in any manner.

▪	Media

▪	We maintain a relationship with the media based on impartiality and on truthful, clear, adequate, and timely information.

▪	Public agents

▪
We adopt corporate policies and practices to ensure that our relationships, partnerships, and businesses with authorities, companies, employees, and public agents in all spheres are based on honesty, transparency, and responsibility.

▪	We manage our business with no ideological or partisan influences.

▪
We do not offer or agree with requests or suggestions of courtesy offers (such as gifts, presents, travels, or dinners) in exchange for favors or facilitation requests in our relationships with public agents.

Ethics in the work environment

Ultra is the combination of the efforts of all of us. It is not a mere work place, it is our company, where we develop our careers and professional reputation, and where we daily design our collective future.

We value a healthy and productive environment. We act based on facts and data and on the respect to people. We privilege qualification and competences. We respect the company’s culture and policies.

To do so, we adopt the following guidelines:

▪	Professional excellence

▪	We do our jobs with dedication and a sense of responsibility. We strive to do our best at all times.

▪	We keep ourselves always updated on the knowledge and best techniques related to the profession of each one of us.

▪	We respect all people without any type of discrimination or prejudice.

▪	We learn with our errors and we do our best to prevent their recurrence. We accept criticism and we do our best to learn from it.

▪	We express our opinions and critics in a supported, respectful, professional way and in the interest of the company.

▪	We take good care of Ultra’s tangible and intangible assets, intellectual property, time, and facilities.

▪	Conflicts of interest

▪
We avoid situations that represent conflicts, either real or apparent, between personal interests and the company’s interests, and we act in an ethical and honest manner by performing our professional activities in the benefit of the company.

▪	We do our best to ensure that no illicit advantage is given to our employees.

▪	We strive our best efforts to ensure that related party transactions are done based on equality, without the participation of any such related parties in the company's internal decision processes.

▪	Improper advantages or benefits

▪	We never receive, request, or accept inappropriate advantages or benefits for our activities. Therefore, Ultra’s employees:

o	Never make use of confidential or privileged information in order to obtain improper profit to benefit themselves or third parties.

o	Never ask or accept payment or benefits of any nature for themselves or for third parties from clients, suppliers, etc., in the performance of their activities in the company.

o	Do not accept any type of incentive from Business Partners, either financial or not, to perform their activities in the company.

o	Do not request employment or benefits to relatives or friends in the companies of suppliers or clients.

▪	Security of the company’s information and resources

▪	We take good care of the integrity and protection of our company’s information and computer systems and its responsible use to prevent the appearance or exploitation of security breaches.

▪	We recognize that the data of companies and people (such as clients, suppliers, or employees) are the company’s property and we use such data with responsibility and in accordance with the law.

▪
We are aware that the management processes, projects, and product formulas are the company’s intellectual property. Therefore, they cannot be shared without a formal authorization and are treated in confidentiality and are protected against robbery.

▪	We treat all of Ultra’s information as confidential and we follow all directives and regulations of the capital markets.

▪	We are aware that any correspondence received or sent by means of the company’s systems and equipment are the property of Ultra and may be monitored.

▪	Gifts and presents

In our commercial relationships, we do not allow ourselves to be in situations of conflicts of interests, either real or apparent. Therefore:

▪	We do not accept gifts or presents in cash or with commercial value.

▪	We do not accept invitations, except for institutional or sponsored events, of collective nature, and with previous consultation to our immediate manager.

▪	We comply with all legal provisions on this theme.

▪	External activities

▪	We inform our immediate manager and the human resources department about our intention to take up a second job, teaching activities, consulting work, or establishing another company of any nature.

▪	Personal relationship with clients, suppliers, resellers, and business partners

▪
We do not participate in private negotiations with clients, suppliers, resellers, or business partners, except for daily customer relationships, without previous authorization from our immediate manager or the human resources department.

▪	We do not participate in any activity in the companies of clients, suppliers, resellers, or business partners.

▪	We do not request any favors or benefits of any nature to clients, suppliers, resellers, or business partners in order to obtain personal benefits to ourselves or to third parties.

Management of the Code of Ethics

▪	Conduct Committee

The Conduct Committee is a body established by Ultra’s Board of Directors. The committee has the following objectives:

▪	Manage the Code of Ethics and its directives.

▪	Monitor the coverage and compliance with the Code of Ethics.

▪	Act in doubtful and violation matters.

The committee works with full exemption and independence and is available to all employees.

▪	In case of doubts

This code is intended to establish general directives on values and expected behaviors.

In case of any doubt, please consult the Ethics and Reporting Hotline.

The enforcement of the Code of Ethics does not limit ethical issues and expected behaviors, and it is complemented by Ultra’s specific policies.

▪	Ethics and Reporting Hotline

Ultra provides its employees with a hotline for orientations on ethical dilemmas and clarification of doubts regarding the Code of Ethics. This hotline is available by calling  0800 701 7172, or www.canalabertoultra.com.br.

This hotline also works as a means of communication to report – anonymously – any cases of violation to the Code of Ethics, Laws, directives, and internal regulations.

The hotline is operated by an independent company and it will treat the information in a confidential and diligent manner to ensure its proper conduction.

Every employee undertakes the responsibility to report cases of violation to the Code of Ethics that comes to his/her knowledge.

▪	Violation of the Code of Ethics

Every professional at Ultra must adhere to this Code of Ethics and agree to supervise any violations to his/her work place.

Any professional that violates this Code of Ethics will be subject to disciplinary actions, such as:

▪	Warnings

▪	Suspensions

▪	Dismissal

▪	Legal actions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2014
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Board of Directors Minutes, Code of Ethics)